Exhibit 99.3

Legal & General Uses NICE Virtual Attendant Robots to Build
Workplace of the Future

Integrating robotic intelligence into service delivery processes allows faster response times for customers

Hoboken, N.J., January 9, 2018 – NICE (Nasdaq: NICE) today announced Legal & General, a leader in the insurance industry, has selected NICE Robotic Process Automation (RPA) to bring AI and robotic intelligence into their service delivery approach.  The inclusion of intelligent virtual attendant robots into their organization equips their advisors with the tools to deliver an accurate, efficient and valuable customer experience. Legal & General is a prime example of the future of customer service, where both the robotic and human workforces collaborate to maximize operational efficiencies and deliver the highest customer experience.

By using NEVA, NICE Employee Virtual Assistant, the organization has obtained efficiency gains by reducing call handle times. Furthermore, with the assistance of a virtual robotic workforce, Legal & General advisors are able to update multiple policies simultaneously, ensuring continual processing accuracy and fast response times to customer queries. Most importantly highly skilled and experienced advisors now have more capacity to use their human skills to focus on adding deeper value to each and every customer interaction. This new approach has also generated a faster feedback loop for employees to contribute new and innovative ideas to the organization.

John O’Hara, President, NICE EMEA said:
“Legal & General is investing in the future workplace of tomorrow by integrating human talent with robotic intelligence.  We are excited to provide them with the intelligent cognitive technology needed to foster and grow their workplace. The future holds no boundaries for this innovative leading insurer as the technology will enable them to continuously optimize and enhance their operational capabilities to accelerate their business into the future of customer service.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.